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                                                                    Exhibit 99.1



                                     SUMMARY

     On May 21, 2004, SK Telecom Co., Ltd. ("SK Telecom") filed with the Financial Supervisory Service of Korea. The following is a summary of the information contained in the report:


PURCHASE OF COMMON STOCK OF HANARO TELECOM

On May 21, 2004, SK Telecom purchased 13,870,000 shares of Hanaro Telecom, representing 3.0% of the outstanding shares of Hanaro for Won 39,252,100,000 (Won 2,830 per share) as part of our strategic efforts in consideration of increasing convergence between wireless and fixed-line services. As a result of the acquisition, SK Telecom's equity interest in Hanaro increased to 4.78% (total 22,090,000 shares) from 1.8% as of December 31, 2003.


CONVERTIBLE NOTE OFFERING

On May 21, 2004, SK Telecom's Board of Directors approved the issuance of zero coupon convertible notes with a maturity of five years in the principal amount of US$329,450,000, with an initial conversion price of Won 235,625 per share of SK Telecom's common stock, subject to certain redemption rights. SK Telecom intends to use the proceeds of the zero coupon convertible notes for general corporate purposes, including for measures to improve shareholders' return in their investment in SK Telecom's common stock through payment of dividends or share repurchase programs.

On May 21, 2004, the Board approved the deposit of shares of SK Telecom's common stock with Korea Securities Depository to reserve 1,645,000 shares which will be used to satisfy the note holders' conversion rights. This will be deemed as the repurchase of treasury stock and cancellation thereof for the purposes of Korean law.

Under the proposed terms of this offering, if (1) the exercise by the holder of the conversion right would be prohibited by Korean law or we reasonably conclude that the delivery of common stock upon conversion of these notes would result in a violation of applicable Korean law or (2) SK Telecom does not have a sufficient number of shares of our common stock to ratify the conversion right, then SK Telecom will pay a converting holder a cash settlement payment. In such situations, SK Telecom intends to

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sell such number of treasury shares held in trust for SK Telecom that corresponds to the number of shares of common stock that would have been deliverable in the absence of the 49% foreign shareholding restrictions imposed by the Telecommunications Law or other legal restrictions. SK Telecom plans to enter into a swap agreement with Credit Suisse First Boston International to reduce its exposure with respect to cash settlement payments exceeding the proceeds from sales of treasury shares held in trust. The swap agreement is subject to approval from the Bank of Korea.


PURCHASE OF THE SHARES OF SHANGHAI VIATECH NETWORKS CONSULTING CO. LTD. BY SK CHINA CO. LTD.

On May 21, 2004, the Company decided to purchase all of the outstanding shares of a Chinese holding company which will wholly own Shanghai Viatech Networks Consulting Co. Ltd. From SK China Co. Ltd., a 20% subsidiary of SK Telecom. The name of the Chinese holding company and the closing date are yet to be determined. The purchase amount is US$6 million.